UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               IQ BIOMETRIX, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44984P 20 1
                     ---------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 44984P 20 1

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Greg J. Micek


(2)      Check the Appropriate Box if a Member of a Group*    (a) ____

                                                              (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         United States of America

Number of shares beneficially owned by each reporting person with:

         (5)      Sole voting power                                370,682

         (6) Shared voting power -0-

         (7)      Sole dispositive power                           370,682

         (8) Shared dispositive power -0-

(9)      Aggregate amount beneficially
         owned by each reporting person                           370,682

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         ----------------------------------------------------------

(11)     Percent of class represented by amount in Row (9)             5.5%

(12)     Type of reporting person (see instructions)                   IN

Item 1(a)         Name of issuer:

                  IQ Biometrix, Inc.

Item 1(b)         Address of issuer's principal executive offices:

                  39111 Paseo Padre Parkway, Suite 304, Fremont, California
                  94538

Item 2(a)         Name of Person(s) Filing:

                  Greg J. Micek

Item 2(b)         Address of Principal Business Office:

                  701 N. Post Oak Road, Suite 630, Houston, Texas 77024

Item 2(c)         Citizenship or Place of Organization:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number: 44984P 20 1

Item 3   Not applicable.

Item 4   Ownership.  Provide the following  information  regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount Beneficially Owned:

                           370,682

                  (b) Percent of class:

                           5.5%

                  (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                           370,682

                  (ii) Shared power to vote or to direct the vote:

                             -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           370,682

                  (iv) Shared power to dispose or to direct the disposition of:

                              -0-

Item 5   Ownership  of Five  Percent  or Less of a Class.  If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7   Identification  and  Classification  of the  Subsidiary Which  Acquired
                  the Security  Being Reported on By the Parent Holding
                  Company.

                  Not applicable.

Item 8 Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 14, 2005


                                            /s/ Greg J. Micck
                                            Greg J. Micek

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                      Note

         Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                                    Attention

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).